UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 29, 2021

(Date of Report (Date of earliest event reported))

Fundrise Income eREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – WP Walcott Hackensack Sub, LLC (DE)

On July 29, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP Walcott Hackensack Sub, LLC (the “Walcott Hackensack Controlled Subsidiary”), in which we will have the right to receive a preferred economic return for a purchase price of $3,750,000, which is the initial stated value of our equity interest in the Walcott Hackensack Controlled Subsidiary (the “Walcott Hackensack Controlled Subsidiary Investment”). The Walcott Hackensack Controlled Subsidiary is expected to use the proceeds of the Walcott Hackensack Controlled Subsidiary Investment to recapitalize a multifamily development project consisting of 235 residential units. In total, the property will be approximately 188,768 rentable square feet located at 435 Main St Hackensack, NJ 07601 (the “Walcott Hackensack Property”). Construction on the Walcott Hackensack Property began in July 2018 with construction expected to complete in November 2021 and expected to reach stabilization half way through 2022. The Walcott Hackensack Controlled Subsidiary is anticipating redeeming the Walcott Hackensack Controlled Subsidiary Investment via sale or refinance by January 19, 2024. The Walcott Hackensack Controlled Subsidiary Investment was funded with proceeds from our Offering.

The Walcott Hackensack Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the Walcott Hackensack Controlled Subsidiary Investment (the “Walcott Hackensack Operative Agreements”), our consent is required for all major decisions regarding the Walcott Hackensack Property. In addition, pursuant to the Walcott Hackensack Operative Agreements, we are entitled to receive an economic return of 11.00% on the Walcott Hackensack Investment, with 0.0% paid current in months 1-17, and 5.0% paid current in months 18+. The remainder will accrue to January 19, 2024 (the “Walcott Hackensack Redemption Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Walcott Hackensack Investment, paid directly by the Walcott Hackensack Controlled Subsidiary.

The Walcott Hackensack Controlled Subsidiary is expected to redeem our Walcott Hackensack Controlled Subsidiary Investment by the Walcott Hackensack Redemption Date. However, the Walcott Hackensack Controlled Subsidiary has one 12-month extension option subject to certain conditions. The Walcott Hackensack Controlled Subsidiary may redeem our Walcott Hackensack Controlled Subsidiary Investment in whole or in part without penalty at any point during the term of the Walcott Hackensack Controlled Subsidiary Investment.

Simultaneous with the Walcott Hackensack Controlled Subsidiary Investment, senior financing was provided through a senior secured loan of approximately $76,000,000 from Barings (the “Walcott Hackensack Senior Loan”). The Walcott Hackensack Senior Loan features a 30-month term and 30-months interest-only at a floating rate of 1-month LIBOR plus 3.60%. The Walcott Hackensack Senior Loan has one 12-month extension option subject to certain conditions. Aggregate with the Walcott Hackensack Senior Loan, the Walcott Hackensack Controlled Subsidiary Investment features a loan-to-cost (“LTC”) ratio of 71.3%, based on a construction budget of approximately $79.75 million, with approximately $32.17 million of equity junior to the Walcott Hackensack Controlled Subsidiary Investment once fully funded. A LTC ratio is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. Here, the combined LTC ratio is the amount of the Walcott Hackensack Senior Loan plus the amount of the Walcott Hackensack Controlled Subsidiary Investment, divided by the total projected construction budget of the Walcott Hackensack Property. We generally use LTC to define leverage for ground-up development properties.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME eREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     August 4, 2021